Collier Creek Holdings

200 Park Avenue, 58th Floor

New York, New York 10166

August 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Collier Creek Holdings

Registration Statement on Form S-4 (the “Registration Statement”)

File No. 333-239151

Dear Mr. Chinos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Collier Creek Holdings (the “Company) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m. Eastern Time, on August 7, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jason K. Giordano

Jason K. Giordano